Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Private Offering of Senior Unsecured Debentures

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES AND NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES./

OAKVILLE, ON, Jan. 14, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN) today announced that Algonquin Power Co. (“APCo”), APUC’s non-regulated power generation subsidiary, offered for sale CDN$200 million 4.65% senior unsecured debentures with a maturity date of February 15, 2022 (the “APCo Debentures”) pursuant to a private placement in Canada and the United States (the “Offering”). The APCo Debentures were offered at a price of $99.864 per $100.00 principal amount, resulting in an effective yield to maturity of 4.671% per annum.

Net proceeds from the APCo Debentures will be used for one or more of the following uses: towards financing the acquisition of the remaining 40% ownership interest in its three wind farms in the U.S., to reduce amounts outstanding on project debt related to its Shady Oaks wind farm, to reduce amounts outstanding under its bank credit facility and for general corporate purposes. Concurrent with the Offering, APCo is entering into a cross currency swap, coterminous with the APCo Debentures, to convert the Canadian dollar denominated Offering into U.S. dollars, resulting in an effective interest rate throughout the term of the APCo Debentures of approximately 4.773%.

“We continue to strengthen our power portfolio through this additional investment in wind generation in the U.S. market where we see tremendous opportunities for sustained growth over the long term”, commented David Bronicheski, Chief Financial Officer of APUC. “Our investment grade, senior unsecured financing platform provides us with excellent access to the debt capital markets as a key element of our financing strategy as we continue growing our contracted independent power portfolio and add accretive earnings and cash flow to our business”.

APCo has been provided long-term issuer credit ratings of “BBB”, with a “stable” outlook, by Standard & Poor’s Rating Service and “BBB (low)”, with a “stable” trend, by DBRS Limited.

The APCo Debenture offering is being co-led by National Bank Financial and Scotiabank and is expected to close on or about January 17, 2014.

THE OFFER AND SALE OF THE ALGONQUIN POWER CO. DEBENTURES HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THEREFORE, THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE DEBENTURES IN THE UNITED STATES AND THE DEBENTURES MAY NOT BE SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN RULE 902(K) OF REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE ALGONQUIN POWER CO. DEBENTURES ARE BEING OFFERED ONLY (1) TO A LIMITED NUMBER OF QUALIFIED INSTITUTIONAL ACCREDITED INVESTORS IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (2) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S AND THE APPLICABLE LAWS OF THE JURISDICTIONS WHERE THOSE OFFERS AND SALES OCCUR.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 470,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements, including the anticipated closing date of the debenture financing and intended use of proceeds, are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward- looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 16:45e 14-JAN-14